January 23, 2007

Israel Frieder
Chairman and Chief Executive Officer
Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel, Israel 54030

**RE: Israel Technology Acquisition Corp.
          Preliminary Proxy Statement
          Filed January 8, 2007
          File No. 000-51259**

Dear Mr. Frieder:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that there appears to be disclosure required Item 401 of Regulation S-K that relates to the business experience and directorships of your directors that was not disclosed in your IPO prospectus. Please disclose in your proxy the extent to which your

IPO prospectus did not provide such disclosure and discuss any potential resultant liability to the company. We may have further comment.

2. In connection with the preceding comment, and with respect to each of your directors, please affirmatively disclose each arrangement, agreement, understanding or otherwise, between such director and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director, as required by Item 401(a), or affirmatively disclose, with respect to each of your directors, that there are none. We may have further comment.

3. We note a number of blank spaces throughout the prospectus. Please fill in such information that is currently known and update as necessary in subsequent amendments. We direct your attention to the market price, conversion price, and holders of record as examples.

Letter to Stockholders

4. Please explain the statement that if you do not vote or tell your broker how to vote, then it will be the same as voting against the merger. The merger is based upon the majority of the IPO shareholders present, in person or by proxy, at the meeting. If the shareholder fails to vote, it is unclear how they will be counted as present. Will broker non-votes be counted as present for the meeting? Please clarify.

Questions and Answers, page 3

5. We note the requirement for investors to provide their certificates to the transfer agent prior to the meeting and vote. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step. In addition, explain the reason for requiring this before the meeting, when there is no guarantee that conversion will occur, and explain the basis for making this a requirement of conversion. Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms. We may have further comment.

6. Please fill in the information regarding the current amount held in trust and the estimated conversion price as of the most recent practicable date. Such information should be updated in subsequent amendments. Also, clarify the most recent market price for your common stock. Provide this information throughout the proxy statement when referring to conversion rights and include in the letter to shareholders.

7. We note the disclosure that if this merger is not completed then you will continue to search for a target business and have until July 19, 2007. According to the terms set forth in the Form S-1, the six month extension (for a total of 24 months, i.e. to the July 19, 2007 date) is only available to complete the business combination contemplated by the letter of intent or definitive agreement. Therefore, the disclosure that the company has until July 19, 2007 to find another target business is inconsistent with the terms set forth in the Form S-1. It appears that if this business combination is not completed, then the company will be required to dissolve and liquidate. Please revise the disclosure throughout the proxy statement accordingly.

8. We note the disclosure that the total revenue for 2006 will fall substantially short of the 2006 revenue target of $45 million contained in the merger agreement. Clarify whether this revenue target was utilized in the fairness opinion and clarify the impact the failure to reach this target has upon the validity of the results obtained from the fairness opinion. Also, clarify the impact the failure to reach the revenue target had upon the determination to recommend shareholders vote for the transaction and upon the determination that this transaction was fair to and in the best interests of shareholders.

9. We note the statements in this section and throughout the proxy statement that the fairness opinion is addressed only to the board of directors and that Trigger-Foresight has no legal responsibilities to any other entity. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Trigger-Foresight has consented to the fairness opinion being included with the proxy statement and therefore shareholders should be able to rely upon such opinion. We may have further comment.

ITAC's Recommendations to Stockholders; Reasons for the Merger, page 13

10. We reissue comment four from our letter of December 20, 2006. We note the disclosure throughout your proxy that the "company's total revenues for the year ending December 31, 2006 will fall substantially short of the 2006 revenue target of $45 million contained in the merger agreement." In every location, please clarify how far short IXI's revenues for December 31, 2006 were. If such information is not available, we again note the prior disclosure that IXI's revenues for the six months ended June 30, 2006 were significantly lower than IXI's previous expectations. Please update this statement as of the most recent financial statements. In addition, please disclose the previous expectations for the most recent financial statements. Since the interim financial period is not directly comparable to the year end target, it would appear that the comparison of actual interim results with the expectations for that interim period would be material to investors.

11. We reissue comment five from our letter of December 20, 2006. We note your response that you believe "IXI Mobile's previous expectations are not material to the Company's [ITAC's] stockholders as expectations are never exact." However, you also disclose that "ITAC conducted a due diligence review of IXI that included an industry analysis, a description of IXI's existing business model, as well as valuation analysis and financial projections prepared by IXI and Trigger-Foresight, in order to enable the board of directors to ascertain the reasonableness of this range of consideration. During its negotiations with IXI, ITAC did not receive services from any financial advisor because its officers and directors believe that their experience and backgrounds were sufficient to enable them to make the necessary analyses and determinations."

    In tabular format, please disclose all financial projections provided by IXI to the ITAC board, comparing them with actual results. Specifically disclose each such projection that contained revenues relating to the development and supply agreement with AT&T Wireless Services, Inc., subsequently cancelled. Additionally, please disclose why you believe that, while "IXI Mobile's previous expectations are not material to the Company's stockholders," they appeared to be material to ITAC's board in selecting IXI as a target.

12. In connection with the preceding comment, we reissue comment six from our letter of November 3, 2006. Please disclose whether ITAC's board will re-evaluate its unanimous determination that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders in light IXI's continued financial decline since the ITAC board's determination to approve and declared advisable the merger proposal.

    We note your response that "the Company's board of directors determined that the merger [was] fair and in the best interests of the Company and its stockholders without regard to whether IXI Mobile would meet the revenue target." However, as noted above, you also disclose that the ITAC board considered financial projections prepared by IXI in order to ascertain the consideration to be paid for IXI.

Background of the Merger, page 50

13. We note your disclosure on page 50 that "The terms of the merger agreement are the result of arm's-length negotiations between representatives of ITAC and IXI." In tabular format, please disclose any and all relationships, connections, affiliations, agreements, or otherwise, past and present, between each of your officers and directors and each officer, director, affiliate, shareholder, and bridge lender of IXI, past and present, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

14. In tabular format, please disclose the first date upon which each of your officers and directors first discussed the possibility of IXI as a target for ITAC, including affirmative disclosure of the names of such parties and dates of communication.

15. Please clarify how and when Mr. Vulkan was made aware of ITAC. In addition, clarify whether Mr. Vulkan and Mr. Wulkan refer to the same individual.

16. Provide clear disclosure as to when ITAC and IXI were first introduced to each other and when discussions commenced. Provide a clear discussion of all communications, direct or indirect, between the parties.

17. In tabular format, please disclose all relationships, connections, affiliations, agreements, or otherwise between each of your officers and directors and each officer, director, affiliate, and shareholder of Southpoint Master Fund, LP, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

18. We also note your disclosure on page 52 that Messrs Teshuva and Mr. Wulkan are "representatives of Trigger-Foresight" and "made a presentation regarding the fairness of the consideration to be paid in the merger." We note your disclosure on page 21 that "IXI was introduced to ITAC by Itzhak Wulkan Ventures Ltd. ("IWV"), an unaffiliated entity." Please disclose whether this is the same Mr. Wulkan that "introduced" IXI to ITAC.

19. If the Wulkan who was a representative of Trigger-Foresight is the same one who introduced IXI to ITAC, please disclose any conflicts that result in Trigger-Foresight delivering a fairness opinion and clarify your use of the term "unaffiliated" as noted in the previous comment. We may have further comment.

20. Please disclose all relationships, connections, affiliations, agreements, or otherwise, past and present, between each officer, director, affiliate, employee, and shareholder of Trigger-Foresight (as well as its predecessor entities) and each officer, director, affiliate, employee, and shareholder of Itzhak Wulkan Ventures Ltd., including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

21. Please disclose all relationships, connections, affiliations, agreements, or otherwise, past and present, between each officer, director, affiliate, employee, and shareholder of Trigger-Foresight (as well as its predecessor entities) and each officer, director, affiliate, and shareholder of IXI, including affirmative disclosure of the names of such parties and dates such relationships, connections, affiliations, agreements, or otherwise commenced.

22. Please advise the Staff supplementally of every shareholder of IXI and with your next amendment, provide us with all schedules, exhibits, annexes and attachments to the merger agreement annexed to your proxy. All material schedules, exhibits, annexes and attachments to the merger agreement should be filed.

23. Please provide the Staff with a copy of the February 2, 2006 letter of intent between ITAC and IXI.

24. We note your statement that the board evaluated the transaction without regard to the targets because they were set as levels that would exceed their expectations. Please clarify whether the board established a projected revenue for 2006 in its evaluation and clarify whether the company met that particular target. We may have further comment.

Valuation Overview, page 57

25. In discussing the discounted cash flow analysis, please revise to clarify if management believes that the disclosed multiples and discount rates used in this analysis are reasonable.

26. We note the benchmark analysis disclosure on page 59 using comparable companies. Please name the companies used in this analysis. Also, because enterprise value is determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues and profits for the companies and compare them to those of the target so that investors can determine if they are reasonably comparable. Explain how you determined the companies were comparable companies, given the lack of direct comparison. Also, please provide similar disclosure for the companies listed in your selected acquisitions analysis.

27. Explain the Merger Consideration Analysis in greater detail. The disclosure does not indicate what analysis occurred, or the valuation as a result of the analysis.

Executive Compensation, page 94

28. Please update to include information as of the fiscal year ended 2006.

The IXI Business, page 103

29. We note the following disclosure on page 108: "In April 2005, following the acquisition of AT&T Wireless by Cingular Wireless, Inc., IXI and Cingular agreed to cancel this agreement." Please disclose when IXI first discovered that Cingular might wish to discontinue the agreement between IXI and Cingular.

Sales and Marketing, page 108

30. Please name the major IM provider with whom you entered into the agreement in November 2006.

Beneficial Ownership, page 135

31. Please disclose the control person(s) for each entity listed in the table.

Certain Relationships and Related Party Transactions, page 137

32. Please provide an additional section with respect to the transactions entered into by the members of your IPO syndicate, EarlyBirdCapital and Maxim Group in connection with the proposed merger and the vested interests and conflicts that result, including, but not limited to their provision of "advisory services" post-merger and placement fees received in connection with IXI's bridge financing. We may have further comment.

33. We note the following disclosure: "In connection with IXI's bridge loan, IXI engaged EarlyBirdCapital and Maxim Group to act as exclusive co-placement agents in the United States and as non-exclusive co-placement agents in Europe." Please provide the Staff with copies of all agreements between IXI, EarlyBirdCapital and Maxim Group with respect to such engagements.

IXI Related Party Transactions, page 138

34. We note the following disclosure on page 138: "In connection with IXI's contractual relationship with Swisscom, Landa and the Gemini Funds issued a conditional guarantee of IXI's obligations to Swisscom in November 2005 of up to a maximum amount of $4,000,000. In consideration for the grant of the guarantee, IXI issued 11,478,379 shares of Series D-1 Preferred Stock to Landa and the Gemini Funds. IXI believes that the guarantee expired upon the consummation of the bridge loan. In February 2006, Concord Ventures elected to participate in this guarantee and was allocated a portion of the consideration."

Please clarify how Concord was "allocated a portion of the consideration" if, as you disclose, Landa and Gemini had already been issued the shares in consideration of the guarantee.

Financial Statements, page F-1
Note 9 – Convertible Loans, page F-27

35. We note your disclosure on page F-30 regarding the accounting treatment for the modification to the terms of the new convertible bridge loan, and your disclosures regarding the pro forma adjustments relating to this modification on page 84. Please tell us how you determined that you met each of the criteria outlined in the three-part test described in EITF 06-6 to determine that the modifications should not be accounted for as an extinguishment. Provide all supporting calculations, including those performed for the third-tier test.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

cc: David Miller (by facsimile)
        212.818.8881